Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

August 5, 2022

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-22-175508) filed with the Securities and Exchange Commission (the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on June 16, 2022. The purpose of the Amendment was to register Class R, Class R4 and Class I3 shares for Transamerica Short-Term Bond (the “Fund”). The SEC Staff’s comments were conveyed to the Registrant by telephone on August 1, 2022.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Principal Investment Strategies: In the third paragraph of the Fund’s principal investment strategies section, please supplementally explain how the Registrant defines emerging markets securities.

Response: The Registrant notes that the Fund considers emerging market countries as countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations.

2.

Principal Investment Strategies: Please briefly disclose the criteria that the Fund considers in identifying environmental, social, and governance (“ESG”) factors as part of its principal investment strategies.

Response: The Registrant notes that the Fund is not an ESG-dedicated fund. Consideration of ESG matters by the Fund’s sub-adviser is subjective, not determinative, and may vary over time. The sub-adviser may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions for the Fund. Accordingly, the Registrant believes that adding additional disclosure regarding the criteria considered in identifying ESG factors may overemphasize the role those factors play as part of the Fund’s investment process or principal investment strategies at any given time. The Registrant believes that the current disclosure is consistent with the requirements of Item 4 of Form N-1A and appropriately describes the Fund’s investment process. Accordingly, the Registrant respectfully declines to make the requested change.

3.

Principal Risks: Please consider revising Market risk as appropriate in regard to current government responses to the COVID-19 pandemic. Also, please consider updating Interest Rate risk to reflect the current interest rate environment.

Response: The Registrant notes that the current “Market” risk discusses the COVID-19 pandemic and actions taken by the U.S. and foreign governments in response to the pandemic. The Registrant believes the current risk disclosures is appropriate. In addition, the Registrant has reviewed the current “Interest Rate” risk and believes it is appropriate.

4.

Principal Investment Strategies/Principal Risks: Please consider that the Fund’s principal strategy section does not include disclosure that gives rise to the following risks: (1) Privately Place and Other Restricted Securities risk; (2) Dollar Rolls risk and (3) To Be Announced (TBA) Transactions risk. Please revise the Fund’s Principal Investment Strategies to include such investment strategy or remove such risk.

Response: The Staff’s comment has been noted and the Registrant will consider revising the applicable strategy disclosure in connection with its next annual update.

5.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that, in accordance with Item 3, Instruction 3(f), if “acquired fund fees and expenses” (“AFFE”) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant so confirms.

6.

More on the Fund’s Strategies and Investments: The Staff notes that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable.

Response: The Registrant so acknowledges.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary
Transamerica Funds